Exhibit 21.1

Subsidiaries of the Company

The following is a list of subsidiaries of the Company as of February 28, 2006, omitting certain subsidiaries that, when considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.  Each of the following subsidiaries does business under the name 24/7 Real Media.

Legal Name	Law of Incorporation or Organization

24/7 Real Media US, Inc.	Delaware
24/7 Media Canada Holding Company	Nova Scotia
24/7 Canada, Inc.	Ontario
24/7 Real Media France SARL	France
24/7 Real Media Germany Gmbh	Germany
24/7 Real Media Italy S.R.L.	Italy
Real Media Spain	Spain
Real Media Scandinavia	Sweden
24/7 Real Media Europe Holding S.A.	Switzerland
24/7 Real Media Technology S.A.	Switzerland
24/7 Real Media UK Ltd	United Kingdom
24/7 Real Media, Inc.	Korea
K.K. 24-7 Search	Japan
24/7 Real Media Pty Limited	Australia
Decide Holdings Pty Limited	Australia